UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: January 8, 2015

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-200212).

This Form 6-K consists of the legal opinions which appear immediately following this page.

Homburger AG

Prime Tower

Hardstrasse 201 | CH–8005 Zurich

P.O. Box 314 | CH–8037 Zurich

T +41 43 222 10 00

F +41 43 222 15 00

lawyers@homburger.ch

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

December 24, 2014 HAD | DUE

313423 | 3282958_1.DOCX

UBS AG - Registration Statement for Debt Securities and Warrants

(Issue Dates: October 20, 2014 to October 24, 2014)

Ladies and Gentlemen:

We, Homburger AG, have acted as special Swiss counsel to UBS AG, a corporation organized under the laws of Switzerland (the Company), in connection with the issuance by the Company, acting through its London branch (the Issuing Branch), of the securities specified in Annex 1 (collectively, the Securities) pursuant to the Company’s registration statement on Form F-3 (Registration no. 333-178960) filed with the U.S. Securities and Exchange Commission on January 11, 2012 (the Registration Statement). As such special Swiss counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Securities.

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

I.	Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents or any other matter.

For purposes of this opinion we have not conducted any due diligence or similar investigation as to factual circumstances, which are or may be referred to in the Documents, and we express no opinion as to the accuracy of representations and warranties of facts set out in the Documents or the factual background assumed therein.

For the purpose of giving this opinion, we have only examined originals or copies of the following documents (collectively, the Documents):

(i)	an electronic copy of the Registration Statement;

(ii)	an electronic copy of each of (i) the Indenture dated as of November 21, 2000, between UBS AG and U.S. Bank Trust National Association, as Trustee, as amended and supplemented by the First Supplemental Indenture dated as of February 28, 2006, between UBS AG and U.S. Bank Trust National Association, as Trustee and (ii) the Warrant Indenture dated as of July 22, 2004, between UBS AG and U.S. Bank Trust National Association, as Trustee (the Indenture);

(iii)	an electronic copy of the Amended and Restated Distribution Agreement dated November 17, 2006, among UBS AG and UBS Securities LLC and UBS Financial Services Inc., as Agents (the Distribution Agreement);

(iv)	electronic copies of the articles of association (Statuten) of the Company, in the version dated as of February 22, 2011 (the 2011 Articles), in the version dated May 3, 2012 (the 2012 Articles) and the version dated as of May 7, 2014 (the Articles);

(v)	an electronic copy of the resolutions of the Group Treasurer of the Company, dated as of December 9, 2011 (the 2011 Resolutions) and dated as of May 8, 2014 (the 2014 Resolutions and, together with the 2011 Resolutions, the Resolutions);

(vi)	electronic copies of the organizational regulations (Organisationsreglement) of the Company, including Annex B “Responsibilities and Authorities” thereto, in the version dated as of August 1, 2010 (the 2010 Organizational Regulations), and the version dated as of January 1, 2013 (the 2013 Organizational Regulations);

(vii)	an electronic copy of the “Business Regulations Corporate Center” in the version effective as of March 2, 2010 (the 2010 Business Regulations), in the version effective as of February 20, 2013 (the 2012 Business Regulations) and in the version effective as of March 26, 2014 (the 2014 Business Regulations and, together with the 2013 Organizational Regulations, the Internal Regulations);

(viii)	electronic copies of the “Corporate Center Delegation of Authorities”, in the version effective as of February 2, 2010 (the 2010 Delegation), in the version effective as of March 15, 2012 (the 2012 Delegation) and the “Delegations of Authorities for Corporate Center” valid from March 26, 2014 (the Delegation);

(ix)	an electronic copy of the Group Policy on Signing Authority 1-P-000052, Category: Legal, Compliance, Governance and Ethics, valid from July 17, 2007 / version approved August 28, 2012 / version of September 17, 2012 (the Signing Authority Policy);

(x)	an electronic copy of (A) the email dated November 1, 2011, from Gordon Kiesling to Chul Chung, IB General Counsel, attaching the memo dated November 1, 2011 (the Memo), from Gordon Kiesling to Chul Chung, IB General Counsel, regarding the request for use of digital signatures in global securities, and (B) the email from Chul Chung, IB General Counsel, to Gordon Kiesling approving the Memo (collectively, the Digital Signature Approval);

(xi)	an electronic copy of an Officers’ Certificate, executed and delivered pursuant to section 301 of the Indenture, dated May 9, 2014, including Annex A and Annex B thereto, establishing the terms of UBS’ Medium-Term Notes, Series A (the May 2014 Authorized Officers’ Certificate);

(xii)	an electronic copy of an Officers’ Certificate, executed and delivered pursuant to section 301 of the Warrant Indenture, dated July 31, 2014, including Annex A and Annex B thereto, establishing the terms of UBS’ Universal Warrants (the July 2014 Authorized Officers’ Certificate and, together with the May 2014 Authorized Officers’ Certificate, the Authorized Officer’s Certificates);

(xiii)	an electronic copy of

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated October 20, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated October 21, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated October 22, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated October 23, 2014, and

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated October 24, 2014,

(collectively, the Opinion Backup Certificates);

(xiv)	an electronic copy of

•	(a) a Determination of an Authorized Person dated October 20, 2014, including Annex A, setting forth the terms of the USD 403,500.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the performance of the common stock of Cree, Inc.) CUSIP 90273W795, (b) a Determination of an Authorized Person dated October 20, 2014, including Annex A, setting forth the terms of the USD 270,000.00 Trigger Phoenix Autocallable Optimization Securities due October 22, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273W829, (c) a Determination of an Authoized Person dated October 20, 2014, including Annex A, setting forth the terms of the USD 180,000.00 Trigger Phoenix Autocallable Optimization Securities due October 22, 2015 (Linked to the performance of the common stock of Ford Motor Company) CUSIP 90273W803, (d) a Determination of an Authorized Person dated October 20, 2014, including Annex A, setting forth the terms of the USD 385,700.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273W837, (e) a Determination of an Authorized Person dated October 20, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the performance of the common stock of Weatherford International Ltd.) CUSIP 90273W811, (f) a Determination of an Authorized Person dated October 20, 2014, including Annex A, setting forth the terms of the USD 246,717.70 Trigger Yield Optimization Notes due October 20, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273W779, (g) a Determination of an Authorized Person dated October 20, 2014, including Annex A, setting forth the terms of the USD 679,690.08 Trigger Yield Optimization Notes due October 20, 2015 (Linked to the performance of the common stock of Halliburton Company) CUSIP 90273W787, (h) a Determination of an Authorized Person dated October 20, 2014, including Annex A, setting forth the terms of the USD 278,855.80 Trigger Yield Optimization Notes due October 20, 2015 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90273W753, (i) a Determination of an Authorized Person dated October 20, 2014, including Annex A, setting forth the terms of the USD 367,290.30 Trigger Yield Optimization Notes due October 20, 2015 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90273W761 and (j) a Written Statement and Instructions of Authorized Persons dated October 20, 2014, including Annex A, setting forth the terms of the USD 1,000,000 Trigger Autocallable Optimization Securities due July 20, 2015 (Linked to a Light Sweet Crude Oil (WTI) Futures Contract) CUSIP 90274B485,

•	(a) a Determination of an Authorized Person dated October 21, 2014, including Annex A, setting forth the terms of the USD 253,500.00 Contingent Absolute Return Autocallable Optimization Securities due April 25, 2016 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90273X124, (b) a Determination of an Authorized Person dated October 21, 2014, including Annex A, setting forth the terms of the USD 145,000.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the performance of the common stock of Cummins Inc.) CUSIP 90273W886, (c) a Determination of an Authorized Person dated October 21, 2014, including Annex A, setting forth the terms of the USD 235,000.00 Trigger Phoenix Autocallable Optimization Securities due October 23, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273X157, (d) a Determination of an Authorized Person dated October 21, 2014, including Annex A, setting forth the terms of the USD 115,000.00 Trigger Phoenix Autocallable Optimization Securities due April 25, 2016 (Linked to the performance of the common stock of Google Inc.) CUSIP 90273X165, (e) a Determination of an Authorized Person dated October 21, 2014, including Annex A, setting forth the terms of the USD 183,000.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90273X132, (f) a Determination of an Authorized Person dated October 21, 2014, including Annex A, setting forth the terms of the USD 290,000.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the performance of the common stock of The Dow Chemical Company) CUSIP 90273X140, (g) a Determination of an Authorized Person dated October 21, 2014, including Annex A, setting forth the terms of the USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due October 23, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273W878 and (h) a Determination of an Authorized Person dated October 21, 2014, including Annex A, setting forth the terms of the USD 500,000.00 Trigger Phoenix Autocallable Optimization Securities due October 23, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273X108,

•	(a) a Written Statement and Instructions of Authorized Persons dated October 22, 2014, including Annex A, setting forth the terms of the USD 4,956,000.00 Capped Leveraged Buffered S&P 500® Index-Linked Notes due May 20, 2016, CUSIP 90270KDT3, (b) a Determination of an Authorized Person dated October 22, 2014, including Annex A, setting forth the terms of the USD 125,000.00 Airbag Yield Optimization Notes due January 23, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273X207, (c) a Determination of an Authorized Person dated October 22, 2014, including Annex A, setting forth the terms of the USD 282,000.00 Trigger Phoenix Autocallable Optimization Securities due October 26, 2015 (Linked to the performance of the common stock of Anadarko Petroleum Corporation) CUSIP 90273X215, (d) a Determination of an Authorized Person dated October 22, 2014, including Annex A, setting forth the terms of the USD 239,000.00 Trigger Phoenix Autocallable Optimization Securities due October 26, 2015 (Linked to the performance of the common stock of Anadarko Petroleum Corporation) CUSIP 90273X272, (e) a Determination of an Authorized Person dated October 22, 2014, including Annex A, setting forth the terms of the USD 156,000.00 Trigger Phoenix Autocallable Optimization Securities due April 25, 2016 (Linked to the performance of the common stock of Aruba Networks, Inc.) CUSIP 90273X298, (f) a Determination of an Authorized Person dated October 22, 2014, including Annex A, setting forth the terms of the USD 138,700.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the performance of the common stock of Cree, Inc.) CUSIP 90273X173, (g) a Determination of an Authorized Person dated October 22, 2014, including Annex A, setting forth the terms of the USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due October 26, 2015 (Linked to the performance of the common stock of Ford Motor Company) CUSIP 90273X223, (h) a Determination of an Authorized Person dated October 22, 2014, including Annex A, setting forth the terms of the USD 115,000.00 Trigger Phoenix Autocallable Optimization Securities due October 26, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90273X231, (i) a Determination of an Authorized Person dated October 22, 2014, including Annex A, setting forth the terms of the USD 215,000.00 Trigger Phoenix Autocallable Optimization Securities due October 26, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90273X306, (j) a Determination of an Authorized Person dated October 22, 2014, including Annex A, setting forth the terms of the USD 233,000.00 Trigger Phoenix Autocallable Optimization Securities due October 26, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90273X280, (k) a Determination of an Authorized Person dated October 22, 2014, including Annex A, setting forth the terms of the USD 251,500.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273X256, (l) a Determination of an Authorized Person dated October 22, 2014, including Annex A, setting forth the terms of the USD 275,000.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the performance of the common stock of Schlumberger Limited) CUSIP 90273X314, (m) a Determination of an Authorized Person dated October 22, 2014, including Annex A, setting forth the terms of the USD 251,500.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the performance of the common stock of The Dow Chemical Company) CUSIP 90273X264, (n) a Determination of an Authorized Person dated October 22, 2014, including Annex A, setting forth the terms of the USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273X181, (o) a Determination of an Authorized Person dated October 22, 2014, including Annex A, setting forth the terms of the USD 114,000.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the performance of the common stock of Weatherford International Ltd.) CUSIP 90273X199, (p) a Determination of an Authorized Person dated October 22, 2014, including Annex A, setting forth the terms of the USD 251,500.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273X249, (q) a Written Statement and Instructions of Authorized Persons dated October 22, 2014, including Annex A, setting forth the terms of the USD 94,815 Call Warrants due October 20, 2017 (Linked to the EURO STOXX 50® Index) CUSIP 90274B444, (r) a Written Statement and Instructions of Authorized Persons dated October 22, 2014, including Annex A, setting forth the terms of the USD 7,597,500 Contingent Absolute Return Autocallable Optimization Securities due October 26, 2015 (Linked to the common stock of Anadarko Petroleum Corporation) CUSIP 90274B451 and Annex B, setting forth the terms of the USD 2,828,000 Contingent Absolute Return Autocallable Optimization Securities due October 26, 2015 (Linked to the common stock of Tesla Motors, Inc.) CUSIP 90274B469 and (s) a Written Statement and Instructions of Authorized Persons dated October 22, 2014, including Annex A, setting forth the terms of the USD 4,450,550 Trigger Autocallable Optimization Securities due October 23, 2019 (Linked to the Russell 2000® Index) CUSIP 90274B402,

•	(a) a Determination of an Authorized Person dated October 23, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Autocallable Optimization Securities due October 27, 2016 (Linked to the performance of the shares of SPDR® S&P 500® ETF Trust) CUSIP 90273X322, (b) a Determination of an Authorized Person dated October 23, 2014, including Annex A, setting forth the terms of the USD 309,500.00 Trigger Autocallable Optimization Securities due October 27, 2016 (Linked to the performance of the shares of SPDR® S&P 500® ETF Trust) CUSIP 90273X389, (c) a Determination of an Authorized Person dated October 23, 2014, including Annex A, setting forth the terms of the USD 325,000.00 Trigger Phoenix Autocallable Optimization Securities due April 27, 2016 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273X371, (d) a Determination of an Authorized Person dated October 23, 2014, including Annex A, setting forth the terms of the USD 251,000.00 Trigger Phoenix Autocallable Optimization Securities due April 27, 2016 (Linked to the performance of the common stock of MetLife, Inc.) CUSIP 90273X330, (e) a Determination of an Authorized Person dated October 23, 2014, including Annex A, setting forth the terms of the USD 251,000.00 Trigger Phoenix Autocallable Optimization Securities due April 27, 2016 (Linked to the performance of the common stock of The Dow Chemical Company) CUSIP 90273X348, (f) a Determination of an Authorized Person dated October 23, 2014, including Annex A, setting forth the terms of the USD 339,929.28 Trigger Yield Optimization Notes due October 23, 2015 (Linked to the performance of the common stock of Ensco plc) CUSIP 90273X397, (g) a Determination of an Authorized Person dated October 23, 2014, including Annex A, setting forth the terms of the USD 339,851.66 Trigger Yield Optimization Notes due October 23, 2015 (Linked to the performance of the common stock of Nabors Industries Ltd.) CUSIP 90273X363, (h) a Determination of an Authorized Person dated October 23, 2014, including Annex A, setting forth the terms of the USD 214,724.37 Trigger Yield Optimization Notes due October 23, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273X355 and (i) a Written Statement and Instructions of Authorized Persons dated October 23, 2014, including Annex A, setting forth the terms of the USD 6,156,600 Contingent Income Auto-Callable Securities due October 25, 2017 (Linked to the common stock of Anadarko Petroleum Corporation) CUSIP 90274B477, and

•	(a) a Determination of an Authorized Person dated October 24, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Airbag Yield Optimization Notes due April 26, 2016 (Linked to the performance of the shares of Market Vectors® Gold Miners ETF) CUSIP 90273X421, (b) a Determination of an Authorized Person dated October 24, 2014, including Annex A, setting forth the terms of the USD 2,000,000.00 Return Optimization Securities due October 28, 2015 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90273X405, (c) a Determination of an Authorized Person dated October 24, 2014, including Annex A, setting forth the terms of the USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due October 28, 2015 (Linked to the performance of the common stock of Advanced Micro Devices, Inc.) CUSIP 90273X488, (d) a Determination of an Authorized Person dated October 24, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due October 28, 2015 (Linked to the performance of the common stock of Anadarko Petroleum Corporation) CUSIP 90273X413, (e) a Determination of an Authorized Person dated October 24, 2014, including Annex A, setting forth the terms of the USD 140,000.00 Trigger Phoenix Autocallable Optimization Securities due October 28, 2016 (Linked to the performance of the common stock of Cree, Inc.) CUSIP 90273X439, (f) a Determination of an Authorized Person dated October 24, 2014, including Annex A, setting forth the terms of the USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due October 28, 2016 (Linked to the performance of the common stock of General Motors Company) CUSIP 90273X538, (g) a Determination of an Authorized Person dated October 24, 2014, including Annex A, setting forth the terms of the USD 221,000.00 Trigger Phoenix Autocallable Optimization Securities due October 28, 2015 (Linked to the performance of the common stock of lululemon athletica inc.) CUSIP 90273X504, (h) a Determination of an Authorized Person dated October 24, 2014, including Annex A, setting forth the terms of the USD 225,000.00 Trigger Phoenix Autocallable Optimization Securities due April 28, 2016 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273X470, (i) a Determination of an Authorized Person dated October 24, 2014, including Annex A, setting forth the terms of the USD 210,000.00 Trigger Phoenix Autocallable Optimization Securities due October 28, 2016 (Linked to the performance of the common stock of Nabors Industries Ltd.) CUSIP 90273X520, (j) a Determination of an Authorized Person dated October 24, 2014, including Annex A, setting forth the terms of the USD 315,000.00 Trigger Phoenix Autocallable Optimization Securities due October 28, 2015 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90273X462, (k) a Determination of an Authorized Person dated October 24, 2014, including Annex A, setting forth the terms of the USD 191,000.00 Trigger Phoenix Autocallable Optimization Securities due October 28, 2016 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273X447, (l) a Determination of an Authorized Person dated October 24, 2014, including Annex A, setting forth the terms of the USD 287,000.00 Trigger Phoenix Autocallable Optimization Securities due October 28, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273X496, (m) a Determination of an Authorized Person dated October 24, 2014, including Annex A, setting forth the terms of the USD 130,000.00 Trigger Phoenix Autocallable Optimization Securities due October 28, 2016 (Linked to the performance of the common stock of Weatherford International Ltd.) CUSIP 90273X454, (n) a Determination of an Authorized Person dated October 24, 2014, including Annex A, setting forth the terms of the USD 214,898.88 Trigger Yield Optimization Notes due October 26, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273X512, (o) a Written Statement and Instructions of Authorized Persons dated October 24, 2014, including Annex A, setting forth the terms of the USD 4,481,000 Contingent Income Auto-Callable Securities due October 26, 2017 (Linked to the common stock of United Continental Holdings Inc.) CUSIP 90274B535 and (p) a Written Statement and Instructions of Authorized Persons dated October 24, 2014, including Annex A, setting forth the terms of the USD 2,500,000 Phoenix Autocallable Notes due November 6, 2015 (Linked to the common stock of Delta Air Lines, Inc.) CUSIP 90270KDU0,

•	(each, a Determination and collectively, the Determinations and, together with the Opinion Backup Certificates and the Authorized Officer’s Certificates, the Officers’ Certificates);

(xv)	electronic excerpts of the “Global directory of UBS authorized signatories” as provided per e-mail from Jonathan Mandarakas dated December 10, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller; and

(xvi)	an electronic excerpt from the Register of Commerce for the Company dated as of December 24, 2014 (the Excerpt).

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.

II.	Assumptions

For the purpose of this opinion, we have assumed the following:

(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;

(b)	all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, in the manner and by the individuals purported to have executed or certified, as the case may be, such documents;

(c)	except as expressly opined upon herein, all information contained in the Documents is, and all material statements made to us in connection with the Documents are, true and accurate;

(d)	the Securities will be issued under the Indenture, and the issuance, offering and sale of the Securities will be conducted in the manner described in the Registration Statement, the Indenture and the Distribution Agreement;

(e)	the Securities will neither directly nor indirectly be offered or distributed in and from Switzerland or to Swiss investors having a domicile in Switzerland nor be listed on a Swiss exchange;

(f)	(i) the Securities will be executed substantially in the form as set out in the relevant Determination and will be consistent with the form of securities set out in the May 2014 Authorized Officer’s Certificate and the relevant Indenture, (ii) the Securities and any documents in connection with such Securities will be duly executed in accordance with the relevant Indenture, the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the 2014 Resolutions), the Officers’ Certificates, and the rank requirement and restriction of signing authority to respective Business Area and Jurisdiction set out in the Signing Authority Policy, and (iii) the terms and conditions set out in the Securities correspond and conform to the relevant Determination, Indenture and the May 2014 Authorized Officers’ Certificate;

(g)	the inclusion of any alternative or additional terms in any Securities that are not currently specified in the May 2014 Authorized Officer’s Certificate will not (i) require the Company, acting through the Issuing Branch, to obtain any regulatory consent, authorization or approval or make any regulatory filing in order for the Issuing Branch to issue, sell and deliver such Securities, (ii) require any further corporate approval or consent, or (iii) violate mandatory provisions of Swiss law;

(h)	the Excerpt is correct, complete and up-to-date, and the Articles are in full force and effect and have not been amended;

(i)	as of the date of the Determinations, the Internal Regulations, the Delegation, the Signing Authority Policy and the Digital Signature Approval were in full force and effect and had not been amended;

(j)	as of the date of the 2011 Resolution, the 2011 Articles, the 2010 Organizational Regulations, the 2010 Business Regulations and the 2010 Delegation were in full force and effect and had not been amended;

(k)	(k) as of the date of the 2014 Resolution, the 2012 Articles, the 2013 Organizational Regulations, the 2014 Business Regulations and the Delegation were in full force and effect and had not been amended;

(l)	the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the 2014 Resolutions) (i) have been duly resolved in meetings duly convened and otherwise in the manner set forth therein, and (ii) have not been rescinded or amended and are in full force and effect;

(m)	the Officers’ Certificates have not been rescinded or amended and are in full force and effect;

(n)	references to the “Officer’s Certificate” in the Determinations and the Opinion Backup Certificates for Notes are deemed to be references to the May 2014 Authorized Officer’s Certificate and for Universal Warrants to the July 2014 Authorized Officer’s Certificate;

(o)	in the case of any Securities and documents in connection with such Securities that have been executed using signatures that were reproduced by machine, (i) each person whose signature was reproduced by machine consented to such reproduction and (ii) such Securities qualify as the structured notes produced for the Equity Investor System for the US structured products business, as described in the Memo;

(p)	all required corporate approvals have been obtained if the aggregate initial offering price of all the securities having been issued and sold from time to time pursuant to the Resolutions (including the Securities) exceeds USD 15,000,000,000 (or its equivalent in another currency, currencies or composite currency);

(q)	the Registration Statement, the Indenture and the Distribution Agreement have been duly authorized and are in full force and effect and none of the Registration Statement, the Indenture and the Distribution Agreement has been terminated, rescinded, amended or supplemented in any way; and

(r)	the choice of the law of the State of New York as the governing law of, and the submission by the parties thereto to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York provided for in, the Indenture is valid and legally binding under the law of the State of New York.

III.	Opinion

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that:

1.	All necessary corporate action by the Company related to the issuance and sale of the Securities was duly authorized in conformity with the Articles, the Internal Regulations and the Delegation as a matter of Swiss law.

2.	The choice of the law of the State of New York as the governing law of the Indenture is a valid choice of law among the parties thereto under the laws of Switzerland, and in any action brought before a court of competent jurisdiction in Switzerland, the law of the State of New York would be recognized and applied by such court to all issues for which the proper or governing law of a contract is applicable under the conflict of laws rules of Switzerland; provided, however, that (i) such choice of law may not extend to non-contractual obligations, (ii) the content of the relevant law of the State of New York may need to be proven by the relevant party, and (iii) a Swiss court would apply Swiss procedural rules.

3.	The submission by the Company to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York contained in the Indenture is valid and legally binding on it under the laws of Switzerland.

IV.	Qualifications

The above opinions are subject to the following qualifications:

(a)	The lawyers of our firm are members of the Zurich bar and do not hold themselves to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

(b)	According to article 10 of the Swiss Private International Law Act of December 18, 1987, as amended (the Private International Law Act), and article 31 of the Convention on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters of October 30, 2007 (the Lugano Convention), Swiss courts may order preliminary measures (such as injunctions) even where they do not have jurisdiction over the substance of the matter.

(c)	Contractual submissions to a particular jurisdiction are subject to mandatory provisions on (i) the protection of consumers, insured persons and employees pursuant to the Lugano Convention, the Private International Law Act and such other international treaties by which Switzerland is bound, and (ii) enforcement proceedings that do not qualify as civil actions.

(d)	We do not express any opinion as to the validity or enforceability of the Securities, the Indenture or any other agreement or as to the accuracy or completeness of the information set out in the Registration Statement including, without limitation, the representations and warranties contained therein.

(e)	Further, we express no opinion as to banking or insurance regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter. Also, we express no opinion as to tax matters.

*    *    *

We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention hereafter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

This opinion may be relied upon by you in connection with the issuance of the Securities. Without our prior written consent, this opinion may not be (i) used or relied upon by any other person, (ii) used or relied upon by you except in relation to the issuance of the Securities, or (iii) transmitted or disclosed to any other person except as provided in the immediately preceding paragraph.

This opinion is governed by and shall be construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.

Sincerely yours,

Homburger AG

Annex 1 to the Legal Opinion dated January 8, 2015

a)	Securities with issue date October 21, 2014

1.	USD 253,500.00 Contingent Absolute Return Autocallable Optimization Securities due April 25, 2016 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90273X124, issued through UBS AG, London Branch

2.	USD 145,000.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the performance of the common stock of Cummins Inc.) CUSIP 90273W886, issued through UBS AG, London Branch

3.	USD 235,000.00 Trigger Phoenix Autocallable Optimization Securities due October 23, 2015 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273X157, issued through UBS AG, London Branch

4.	USD 115,000.00 Trigger Phoenix Autocallable Optimization Securities due April 25, 2016 (Linked to the performance of the common stock of Google Inc.) CUSIP 90273X165, issued through UBS AG, London Branch

5.	USD 183,000.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90273X132, issued through UBS AG, London Branch

6.	USD 290,000.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the performance of the common stock of The Dow Chemical Company) CUSIP 90273X140, issued through UBS AG, London Branch

7.	USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due October 23, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273W878, issued through UBS AG, London Branch

8.	USD 500,000.00 Trigger Phoenix Autocallable Optimization Securities due October 23, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273X108, issued through UBS AG, London Branch

b)	Securities with issue date October 22, 2014

1.	USD 4,956,000 Capped Leveraged Buffered S&P 500® Index-Linked Notes due May 20, 2016 CUSIP 90270KDT3, issued through UBS AG, London Branch

2.	USD 125,000.00 Airbag Yield Optimization Notes due January 23, 2015 (Linked to the performance of the common stock of United Continental Holdings Inc.) CUSIP 90273X207, issued through UBS AG, London Branch

3.	USD 282,000.00 Trigger Phoenix Autocallable Optimization Securities due October 26, 2015 (Linked to the performance of the common stock of Anadarko Petroleum Corporation) CUSIP 90273X215, issued through UBS AG, London Branch

4.	USD 239,000.00 Trigger Phoenix Autocallable Optimization Securities due October 26, 2015 (Linked to the performance of the common stock of Anadarko Petroleum Corporation) CUSIP 90273X272, issued through UBS AG, London Branch

5.	USD 156,000.00 Trigger Phoenix Autocallable Optimization Securities due April 25, 2016 (Linked to the performance of the common stock of Aruba Networks, Inc.) CUSIP 90273X298, issued through UBS AG, London Branch

6.	USD 138,700.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the performance of the common stock of Cree, Inc.) CUSIP 90273X173, issued through UBS AG, London Branch

7.	USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due October 26, 2015 (Linked to the performance of the common stock of Ford Motor Company) CUSIP 90273X223, issued through UBS AG, London Branch

8.	USD 115,000.00 Trigger Phoenix Autocallable Optimization Securities due October 26, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90273X231, issued through UBS AG, London Branch

9.	USD 215,000.00 Trigger Phoenix Autocallable Optimization Securities due October 26, 2015 (Linked to the performance of the common stock of Genworth Financial, Inc.) CUSIP 90273X306, issued through UBS AG, London Branch

10.	USD 233,000.00 Trigger Phoenix Autocallable Optimization Securities due October 26, 2015 (Linked to the performance of the common stock of Gilead Sciences, Inc.) CUSIP 90273X280, issued through UBS AG, London Branch

11.	USD 251,500.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273X256, issued through UBS AG, London Branch

12.	USD 275,000.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the performance of the common stock of Schlumberger Limited) CUSIP 90273X314, issued through UBS AG, London Branch

13.	USD 251,500.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the performance of the common stock of The Dow Chemical Company) CUSIP 90273X264, issued through UBS AG, London Branch

14.	USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273X181, issued through UBS AG, London Branch

15.	USD 114,000.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the performance of the common stock of Weatherford International Ltd.) CUSIP 90273X199, issued through UBS AG, London Branch

16.	USD 251,500.00 Trigger Phoenix Autocallable Optimization Securities due October 24, 2016 (Linked to the performance of the common stock of Yahoo! Inc.) CUSIP 90273X249, issued through UBS AG, London Branch

17.	USD 94,815 Call Warrants due October 20, 2017 (Linked to the EURO STOXX 50® Index) CUSIP 90274B444, issued through UBS AG, London Branch

18.	USD 7,597,500 Contingent Absolute Return Autocallable Optimization Securities due October 26, 2015 (Linked to the common stock of Anadarko Petroleum Corporation) CUSIP 90274B451, issued through UBS AG, London Branch

19.	USD 2,828,000 Contingent Absolute Return Autocallable Optimization Securities due October 26, 2015 (Linked to the common stock of Tesla Motors, Inc.) CUSIP 90274B469, issued through UBS AG, London Branch

20.	USD 4,450,550 Trigger Autocallable Optimization Securities due October 23, 2019 (Linked to the Russell 2000® Index) CUSIP 90274B402, issued through UBS AG, London Branch

c)	Securities with issue date October 23, 2014

1.	USD 200,000.00 Trigger Autocallable Optimization Securities due October 27, 2016 (Linked to the performance of the shares of SPDR® S&P 500® ETF Trust) CUSIP 90273X322, issued through UBS AG, London Branch

2.	USD 309,500.00 Trigger Autocallable Optimization Securities due October 27, 2016 (Linked to the performance of the shares of SPDR® S&P 500® ETF Trust) CUSIP 90273X389, issued through UBS AG, London Branch

3.	USD 325,000.00 Trigger Phoenix Autocallable Optimization Securities due April 27, 2016 (Linked to the performance of the common stock of Facebook, Inc.) CUSIP 90273X371, issued through UBS AG, London Branch

4.	USD 251,000.00 Trigger Phoenix Autocallable Optimization Securities due April 27, 2016 (Linked to the performance of the common stock of MetLife, Inc.) CUSIP 90273X330, issued through UBS AG, London Branch

5.	USD 251,000.00 Trigger Phoenix Autocallable Optimization Securities due April 27, 2016 (Linked to the performance of the common stock of The Dow Chemical Company) CUSIP 90273X348, issued through UBS AG, London Branch

6.	USD 339,929.28 Trigger Yield Optimization Notes due October 23, 2015 (Linked to the performance of the common stock of Ensco plc) CUSIP 90273X397, issued through UBS AG, London Branch

7.	USD 339,851.66 Trigger Yield Optimization Notes due October 23, 2015 (Linked to the performance of the common stock of Nabors Industries Ltd.) CUSIP 90273X363, issued through UBS AG, London Branch

8.	USD 214,724.37 Trigger Yield Optimization Notes due October 23, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273X355, issued through UBS AG, London Branch

9.	USD 6,156,600 Contingent Income Auto-Callable Securities due October 25, 2017 (Linked to the common stock of Anadarko Petroleum Corporation) CUSIP 90274B477, issued through UBS AG, London Branch

d)	Securities with issue date October 24, 2014

1.	USD 100,000.00 Airbag Yield Optimization Notes due April 26, 2016 (Linked to the performance of the shares of Market Vectors® Gold Miners ETF) CUSIP 90273X421, issued through UBS AG, London Branch

2.	USD 2,000,000.00 Return Optimization Securities due October 28, 2015 (Linked to the performance of the common stock of Apple Inc.) CUSIP 90273X405, issued through UBS AG, London Branch

3.	USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due October 28, 2015 (Linked to the performance of the common stock of Advanced Micro Devices, Inc.) CUSIP 90273X488, issued through UBS AG, London Branch

4.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due October 28, 2015 (Linked to the performance of the common stock of Anadarko Petroleum Corporation) CUSIP 90273X413, issued through UBS AG, London Branch

5.	USD 140,000.00 Trigger Phoenix Autocallable Optimization Securities due October 28, 2016 (Linked to the performance of the common stock of Cree, Inc.) CUSIP 90273X439, issued through UBS AG, London Branch

6.	USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due October 28, 2016 (Linked to the performance of the common stock of General Motors Company) CUSIP 90273X538, issued through UBS AG, London Branch

7.	USD 221,000.00 Trigger Phoenix Autocallable Optimization Securities due October 28, 2015 (Linked to the performance of the common stock of lululemon athletica inc.) CUSIP 90273X504, issued through UBS AG, London Branch

8.	USD 225,000.00 Trigger Phoenix Autocallable Optimization Securities due April 28, 2016 (Linked to the performance of the common stock of Micron Technology, Inc.) CUSIP 90273X470, issued through UBS AG, London Branch

9.	USD 210,000.00 Trigger Phoenix Autocallable Optimization Securities due October 28, 2016 (Linked to the performance of the common stock of Nabors Industries Ltd.) CUSIP 90273X520, issued through UBS AG, London Branch

10.	USD 315,000.00 Trigger Phoenix Autocallable Optimization Securities due October 28, 2015 (Linked to the performance of the common stock of Tesla Motors, Inc.) CUSIP 90273X462, issued through UBS AG, London Branch

11.	USD 191,000.00 Trigger Phoenix Autocallable Optimization Securities due October 28, 2016 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273X447, issued through UBS AG, London Branch

12.	USD 287,000.00 Trigger Phoenix Autocallable Optimization Securities due October 28, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273X496, issued through UBS AG, London Branch

13.	USD 130,000.00 Trigger Phoenix Autocallable Optimization Securities due October 28, 2016 (Linked to the performance of the common stock of Weatherford International Ltd.) CUSIP 90273X454, issued through UBS AG, London Branch

14.	USD 214,898.88 Trigger Yield Optimization Notes due October 26, 2015 (Linked to the performance of the common stock of United States Steel Corporation) CUSIP 90273X512, issued through UBS AG, London Branch

15.	USD 4,481,000 Contingent Income Auto-Callable Securities due October 26, 2017 (Linked to the common stock of United Continental Holdings Inc.) CUSIP 90274B535, issued through UBS AG, London Branch

16.	USD 2,500,000 Phoenix Autocallable Notes due November 6, 2015 (Linked to the common stock of Delta Air Lines, Inc.) CUSIP 90270KDU0, issued through UBS AG, London Branch

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director

Date: 8 January 2015